December 18, 2024

Dr. Eli Hazum
Chief Executive Officer
Regentis Biomaterials Ltd.
60, Medinat Hyahudim
Hertzliya, Israel 4676652

       Re: Regentis Biomaterials Ltd.
           Draft Registration Statement on Form F-1
           Submitted November 21, 2024
           CIK No. 0001912966
Dear Dr. Eli Hazum:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Market, Industry and Other Data, page ii

1. We note your disclosure that Life Science Intelligence, Inc., the primary source for your market opportunity data included in this prospectus, was commissioned by you to compile this information. Please file the consent of Life Science Intelligence, Inc.
       as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act.
Prospectus Summary
Company Overview, page 1

2. You make several disclosures regarding the safety and efficacy of your product candidate GelrinC. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. You may present clinical trial end points
 December 18, 2024
Page 2

       and objective data resulting from trials without concluding efficacy and you may state that your product candidate is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements:
           "...we believe our product offers an effective...with potential long-term efficacy outcomes;"
           "...longer-term efficacy outcomes...;"
           "offers a simple, effective and economic...;" and
           "which conjugates have enhanced biocompatibility, increased safety...."
Implications of Being an "Emerging Growth Company" and a "Foreign Private Issuer", page
9

3. We note your disclosure in the fourth bullet point that that you will not be required to conduct an evaluation of your internal control over financial reporting. Please tell us how you have considered Instruction 1 to Item 15 of Form 20-F in determining the period that you are not required to provide management's report on internal control over financial reporting and revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Research and Development Expenses, page 63

4. Your research and development accounting policy appears to include costs associated with regulatory compliance and patent expenses which are prohibited under ASC 730-
       10-55-2(i). Please revise or advise.
Emerging Growth Company Status, page 66

5. You disclose that you report your financial results under IFRS as issued by the IASB and you will not be able use the extended transition period available under the JOBS
       Act. However, this does not appear to be consistent with your disclosures throughout the filing or the audit report that indicates your financial statements were prepared under U.S. GAAP and that you intend to use the extended transition period. Please revise your disclosure accordingly.
Business
Ongoing Pivotal Trial, page 75

6. You state that currently the Company is midway in enrolling patients in your pivotal trial which initiated in November 2017. Please also state when you plan to complete patient enrollment.
Management
Executive Officers and Directors, page 93

7. You state that upon completion of this offering, Mr. Hazum will be engaged as the full-time Chief Executive Officer of the Company. Please clarify if Mr. Hazum is currently working part-time or full-time for the Company.
 December 18, 2024
Page 3

Engagement Agreements with Executive Officers, page 96

8. You state that pursuant to your CFO Service Agreement with Shimony, the company will pay Shimony $3,000 per month plus value-added tax for Arie Gordashnikov's services from such time as the company completes an IPO. Please clarify if Arie
       Gordashnikov is expected to continue as CFO after the IPO or if you plan to retain a new CFO.
Certain Relationships and Related Party Transactions
Agreements and Arrangements With, and Compensation of, Directors and Executive Officers, page 117

9. You state on page 96 that none of your employment or service provider agreements contain any terms providing for severance benefits. Please also include such statement here and file all employment agreements as exhibits or otherwise advise. Notes to Financial Statements
Note 2: Significant Accounting Policies, page F-8

10. Please revise to include your accounting policy with regards to grant funding.
General

11. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       Please contact Eric Atallah at 202-551-3663 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   David A. Huberman, Esq.